

August 3, 2017

Alex Cunningham
Chief Executive Officer
Cardiff International, Inc.
401 E. Las Olas Boulevard, Suite 1400
Ft. Lauderdale, Florida 33301

      Re: Cardiff International, Inc.
                 Form 8-K
                 Filed July 27, 2017
                 File No. 000-49709

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02

1. We note that your March 31, 2017 financial statements should no longer be relied upon and that you plan to restate such financials to reflect adjustments in the fair market value. In this regard, please amend your Form 8-K to disclose the nature of the deficiencies and identify the financial statements that should not be relied upon. Refer to Item 4.02 (a)(2) of Form 8-K.

2. In addition, please revise to state whether the board of directors discussed with the independent accountant the matters disclosed in the filing and please tell us when you plan to file the amended 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant